SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated September 13, 2024.

Buenos Aires, September 13, 2024

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. - Offer to Purchase

Our highest consideration:

We are hereby writing to you in order to attach the press release relating to the expiration of, and results as of, the early tender date for the cash tender offers (the “Tender Offers”) for up to US$500,000,000 aggregate principal amount of (i) its 8.500% Class XXXIX notes due July 28, 2025 with an outstanding aggregate principal amount of US$1,131,771,002.00 (the “2025 Notes”); and (ii) its 6.950% Class LII notes due July 21, 2027, with an outstanding aggregate principal amount of US$809,303,000.00 (the “2027 Notes,” and together with the 2025, the “Notes”), subject to the Acceptance Priority Level (as defined in the offer to purchase dated as of August 29, 2024 (the “Offer to Purchase”)), as announced through a relevant fact published on August 29, 2024.

The Tender Offers are subject to a number of conditions that are described in detail in the Offer to Purchase.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima Announces Early Tender Results with respect to its Tender Offers for up to U.S.$500,000,000 Aggregate Principal Amount of Outstanding Securities of the Series Listed Below

Buenos Aires, September 13, 2024 – YPF Sociedad Anónima (“YPF”) today announced the early tender results as of 5:00 p.m. (New York City time) on September 12, 2024 (the “Early Tender Date”) of its previously announced cash tender offers (each a “Tender Offer” and, collectively, the “Tender Offers”) to purchase outstanding securities listed in the table below (the “Securities”) not to exceed U.S.$500,000,000 principal amount in the aggregate, excluding any premium and any Accrued Interest (as defined below) (the “Maximum Principal Amount”) on the terms and subject to the conditions set forth in YPF’s Offer to Purchase dated August 29, 2024 (the “Offer to Purchase”). Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.

The table below sets forth certain information relating to the Securities and the Tender Offers, including, among other things, the aggregate principal amount of Securities tendered on or prior to the Early Tender Date and the Early Tender Consideration (as defined below). We were advised by the Information and Tender Agent (as defined below), that as of the Early Tender Date, the aggregate principal amounts of Securities specified in the table below were validly tendered and not validly withdrawn.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding		Acceptance Priority Level	Aggregate Principal Amount Tendered as of Early Tender Date		Aggregate Principal Amount Accepted		Proration Factor(b)	Early Tender Consideration(a)
8.500% Senior Notes due July 2025	CUSIP:984245 AL4 P989MJ BE0 ISIN:US984245AL47 USP989MJBE04	U.S.$	1,131,771,002	1	U.S.$	334,125,000	U.S.$	334,125,000	N/A	U.S.$	1,012.50
6.950% Senior Notes due 2027	CUSIP:984245 AQ3 P989MJ BL4 ISIN:US984245AQ34 USP989MJBL47	U.S.$	809,303,000	2	U.S.$	251,747,000	U.S.$	165,875,000	65.848%	U.S.$	971.50

(a)	Per U.S.$1,000 principal amount.
(b)	The proration factor has been rounded to the nearest thousandth of a percentage point for presentation purposes.

Holders who validly tendered (and did not validly withdraw) their 2025 Securities or 2027 Securities on or prior to the Early Tender Date and whose Securities are accepted for purchase pursuant to the relevant Tender Offer are eligible to receive U.S.$1,012.50 and U.S.$971.50, respectively, per US$1,000 principal amount of Securities (the “Early Tender Consideration”), and accrued and unpaid interest on their accepted Securities up to, but excluding, the Early Settlement Date (“Accrued Interest”). Since the aggregate principal amount of 2025 Securities validly tendered (and not validly withdrawn) on or prior to the Early Tender Date (the “2025 Securities Tendered Amount”) does not exceed the Maximum Principal Amount, there will be no proration with respect to such Securities. Since the aggregate principal amount of 2027 Securities validly tendered (and not validly withdrawn) on or prior to the Early Tender Date, when taken together with the 2025 Securities Tendered Amount, exceeds the Maximum Principal Amount, the tendered 2027 Securities will be subject to proration by applying a proration factor of 65.848%, pursuant to the Acceptance Priority Procedures described in the Offer to Purchase.

Withdrawal rights for the Tender Offers expired at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Thursday, September 12, 2024. Securities that have been validly tendered on or prior to the Early Tender Date cannot be withdrawn, except as may be required by applicable law. The Tender Offers are scheduled to expire at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Friday, September 27, 2024 unless extended or earlier terminated (such date and time, as it may be extended with respect to any Tender Offer, the “Expiration Date”). Because the Tender Offers were oversubscribed at the Early Tender Date, YPF does not expect to accept for purchase any Securities tendered after the Early Tender Date.

Securities that have been validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase by YPF pursuant to the Tender Offers are expected to be purchased by YPF on September 16, 2024 (the “Early Settlement Date”) and cancelled.

YPF reserves the absolute right to amend, terminate or withdraw any Tender Offer in its sole discretion, subject to disclosure and as otherwise required by applicable law. In the event of termination or withdrawal of a Tender Offer, Securities tendered and not accepted for purchase pursuant to such Tender Offer will be promptly returned to the tendering holders.

The complete terms and conditions of the Tender Offers are described in the Offer to Purchase, copies of which may be obtained from Morrow Sodali International LLC, trading as Sodali & Co, the information and tender agent (the “Information and Tender Agent”) for the Tender Offers by telephone at +1 203 658 9457 (Stamford) or +44 20 4513 6933 (London), in writing at 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902, United States, by email to YPF@investor.sodali.com, or are available for download via the website https://projects.sodali.com/YPF.

YPF has engaged BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Balanz Capital Valores S.A.U., Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U., as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292 0070 (U.S. toll free) or +1 (646) 855-8988 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or + 1 (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Tender Agent and Information Agent or the trustee for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offers are being made solely by means of the Offer to Purchase. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 13, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer